UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) supplements and amends the Report on Form 6-K furnished to the United States Securities and Exchange Commission (the “SEC”) on December 23, 2024 (the “Original 6-K”) in connection with the announcement by Despegar.com, Corp. (the “Company”) that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability and wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Company”) to (i) provide a summary description of certain terms of the Merger Agreement and (ii) include the Merger Agreement as Exhibit 99.1.

This Amendment speaks as of the original filing date of the Original 6-K and, except as set forth in this Amendment, does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

Merger Agreement

On December 23, 2024, the Company entered into the Merger Agreement.

At the time the Merger becomes effective (the “Effective Time”), each ordinary share, no par value, of the Company issued and outstanding immediately prior to the Effective Time (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), other than Ordinary Shares (a) held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company, (b) owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent, or (c) held by holders who (i) are entitled to demand appraisal rights under Section 179 of the BVI Business Companies Act (Revised Edition 2020), as amended (the “BVI Act”), (ii) have properly exercised and perfected their demands for appraisal of such Ordinary Shares in the time and manner provided in Section 179 of the BVI Act and (iii) as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the BVI Act, will be automatically cancelled and converted into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”). For avoidance of doubt, the shares in clauses (a), (b) and (c) will be cancelled.

In addition, at the Effective Time, provided the affirmative vote and approval by the holder of all of the series A preferred shares, without par value, of the Company issued and outstanding immediately prior to the Effective Time (each, a “Series A Preferred Share” and collectively, the “Series A Preferred Shares”), providing class consent and approval to any actions and matters required in respect of the Merger Agreement, the Articles of Merger, the Plan of Merger, and all agreements related to the Merger (the “Series A Preferred Shareholder Approval”) has been obtained and is in full force and effect at the Effective Time, each Series A Preferred Share will be converted automatically into the right to receive a cash amount (the “Series A Preferred Share Consideration”) equal to the product of (a) 110.0% and (b) the sum of (i) $1,000 per share and (ii) any Accrued Dividends (as defined in the Merger Agreement) per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid Dividends (as defined in the Merger Agreement) to, but excluding, the date of the Effective Time (the “Closing Date”).

In addition, at the Effective Time:

(a)	each outstanding and unexercised option to purchase Ordinary Shares granted under any Company Stock Plan (as defined in the Merger Agreement) (each, a “Company Option”), whether vested or unvested, with an exercise price per Ordinary Share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per Share of such Company Option and (ii) the aggregate number of Ordinary Shares remaining issuable upon exercise of such Company Option;

(b)	each Company Option, whether vested or unvested, that has an exercise price per Ordinary Share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration;

(c)	each outstanding restricted stock unit award in respect of Ordinary Shares granted under any Company Stock Plan or otherwise, including any such restricted stock unit award that is settled in Ordinary Shares and any such phantom restricted stock unit award that is settled in cash (each, a “Company RSU”) that is vested as of immediately prior to the Effective Time (each, a “Vested RSU”), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the Ordinary Share Consideration and (b) the aggregate number of Ordinary Shares subject to such Vested RSU;

(d)	each Company RSU that is not a Vested RSU or a Continued RSU (as defined below) (each, an “Other RSU”), will be cancelled and converted into a contingent right to receive from the Surviving Company (without interest) an amount in cash (a “Restricted Cash Award”) equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Ordinary Shares subject to such Other RSU; and

(e)	each outstanding Company RSU that was granted on or following the date of the Merger Agreement (each, a “Continued RSU”) will remain outstanding as a restricted stock unit in respect of ordinary shares, without par value, of the Surviving Company (each, a “Surviving Company Ordinary Share”) (each, a “Surviving Company RSU”), in each case, subject to the terms and conditions of the Merger Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (a) the affirmative vote of not less than a simple majority of those holders of Ordinary Shares present at the Company Shareholders’ Meeting (as defined in the Merger Agreement) and entitled to vote and voting on the resolution to adopt and approve the Merger Agreement, the Plan of Merger and all transactions contemplated by the foregoing (the “Ordinary Shareholder Approval”) having been obtained, (b) the absence of any decision, injunction, decree, ruling, law or order enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger (the “No Order Condition”), (c) all required waiting period expirations or terminations, consents, approvals, non-disapprovals and other authorizations of governmental authorities (collectively, the “Required Regulatory Approvals”) having been obtained and any related timing agreement with any governmental authority with respect to the Merger having expired or been terminated, (d) subject to certain customary exceptions, the accuracy of the representations and warranties of each of the Company, Parent and Merger Sub, as applicable, (e) the performance by the Company, Parent and Merger Sub, as applicable, in all material respects of their respective obligations under the Merger Agreement, and (f) in the case of Parent, (i) the absence of any material adverse effect of the Company, (ii) the Company having delivered to Parent a certificate, dated as of the date of Closing and signed by a duly authorized officer of the Company, certifying satisfaction as to the conditions in (d) and (e) above and (iii) (A) the No Order Condition being satisfied, and (B) the Required Regulatory Approvals having been obtained, in the case of each of (A) and (B), without the imposition of a Burdensome Condition (as defined in the Merger Agreement) (including any Burdensome Condition that would come into effect at the Closing).

The Merger Agreement also includes covenants requiring the Company not to (a) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that would be reasonably expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Acquisition Proposal, or (c) execute or enter into any acquisition agreement regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal, subject to, prior to receipt of the Company Shareholder Approval, a customary “fiduciary out” provision that allows the Company, under certain specified circumstances, to furnish information to, or engage in negotiations or discussions with, third parties with respect to an Acquisition Proposal if the Company complies with certain notice and other requirements (including a “last look” matching right in favor of Parent) and the Company’s board of directors (the “Company Board”) (i) determines in good faith (after consultation with its outside legal counsel and outside financial advisor) that such Acquisition Proposal is, or would reasonably be likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and (ii) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

The Company has also agreed to convene a meeting of its shareholders for the purpose of obtaining the Ordinary Shareholder Approval. Prior to obtaining the Ordinary Shareholder Approval, the Company Board also has the right, in connection with (a) the receipt of a written Acquisition Proposal that did not result in material breach of the no-solicitation provisions of the Merger Agreement and is a Superior Proposal (as determined in good faith by the Company Board after consultation with its outside legal counsel and outside financial advisor) or (b) an Intervening Event (as defined in the Merger Agreement), to change its recommendation in favor of the Merger or, in the case of a Superior Proposal, to terminate the Merger Agreement (subject to the payment of a $49.6 million termination fee payable to Parent) in order to enter into an acquisition agreement with respect to a Superior Proposal, in each case, subject to complying with notice requirements and other specified conditions (including giving Parent the “last look” opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or intervening event, as applicable), if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

The Company has also agreed to convene a class meeting for the holder of the Series A Preferred Shares for the purposes of obtaining the Series A Preferred Shareholder Approval. For the avoidance of doubt, the Series A Preferred Shareholder Approval is not required for the consummation of the Merger if the Series A Preferred Shares remain outstanding at the Effective Time.

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement in accordance with its terms, under specified circumstances, the Company will be required to pay Parent a termination fee in an amount equal to $49.6 million, including if the Merger Agreement is terminated (a) by the Company in order to enter into a definitive agreement providing for a Superior Proposal or (b) by Parent following a change by the Company Board of its recommendation that the Company’s shareholders vote to adopt the Merger Agreement. This termination fee will also be payable if the (i) Merger Agreement is terminated under certain circumstances, and at or prior to such termination, an Acquisition Proposal has been publicly announced, disclosed or otherwise made public and not withdrawn, and (ii) within 12 months of such termination, the Company or any subsidiary of the Company consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal.

The Merger Agreement also provides that Parent will be required to pay the Company a termination fee in an amount equal to $66.1 million upon termination of the Merger Agreement in accordance with its terms, under specified circumstances, if, at the time of such termination, (a) the Required Regulatory Approvals have not been obtained, and (b) there is a law or order that enjoins or otherwise prohibits or makes illegal the consummation of the Merger or imposes a Burdensome Condition, in each case, if such law or order relates to a Required Regulatory Approval, and (c) the Ordinary Shareholder Approval has been obtained and all other closing conditions have been obtained or by their nature are to be satisfied and are expected to be satisfied at the Closing.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 99.1 to this current report on Form 6-K/A (this “Current Report”) and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report to provide information to shareholders and investors regarding its terms. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto. The assertions embodied in those representations and warranties are qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Merger Sub. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders or investors or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports furnished to the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting Agreement

In connection with the Merger Agreement, on December 23, 2024, certain shareholders of the Company entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent pursuant to which such shareholders agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote the Ordinary Shares and, in the case of LCLA Daylight LP, their Series A Preferred Shares (collectively, the “Subject Shares”) beneficially owned by such shareholders in favor of the approval and adoption of the Merger Agreement and the transactions contemplated therein. Additionally, pursuant to the Voting Agreement, the shareholders signatory thereto granted an irrevocable proxy appointing Parent as such shareholder's attorney-in-fact and proxy, with full power of substitution, for and in such shareholder's name, to vote, express consent or dissent, or otherwise utilize such voting power as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Subject Shares if such shareholder is unable to perform or otherwise does not perform its obligations under the Voting Agreement. As of December 23, 2024, the shareholders signatory to the Voting Agreement owned an aggregate of 8,693,174 Ordinary Shares, representing approximating 10.40% of the issued and outstanding Ordinary Shares and all of the issued and outstanding Series A Preferred Shares. The Voting Agreement will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Voting Agreement is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 1 to Amendment No. 2 to the Report on Schedule 13D filed by LCLA Daylight LP with the SEC on December 26, 2024.

Cautionary Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company bases these forward-looking statements on its current beliefs, expectations and projections about future events and trends affecting its business and its market. Many important factors could cause the Company’s actual results to differ substantially from those anticipated in its forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. The proposed transaction is subject to risks and uncertainties, including: (A) that the Company and Parent may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) the inability to complete the proposed transaction due to the failure to obtain the Company shareholders’ approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (D) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (E) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed transaction; (F) the effect of the announcement of the proposed transaction on the Company’s relationships with its customers, suppliers, operating results and business generally and (G) the outcome of any legal proceedings to the extent initiated against the Company, Parent or others following the announcement of the proposed transaction, as well as the Company’s and Parent’s management's response to any of the aforementioned factors.

No Offer or Solicitation

This Current Report is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction proceed.

EXHIBITS

Exhibit No.	Description
99.1 *	Agreement and Plan of Merger, dated December 23, 2024, by and among MIH Internet Holdings B.V., MIH Investments Merger Sub Limited and the Company.

* This filing excludes certain schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K, which the registrant agrees to furnish supplementally to the SEC upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, for any schedules or exhibits so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 30, 2024

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel